Exhibit 99.5

CALEDONIA MINING CORPORATION PLC

Annual General Meeting of Shareholders of

Caledonia Mining Corporation Plc (the “Corporation”)

May 6, 2020

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

MATTERS VOTED UPON

Description of Matter Voted Upon	Outcome of Vote
1. The reappointments of the following persons as directors of the Corporation.	Carried (on a show of hands)
Leigh Wilson	For:	3,629,255 (98.19%)
	Against:	66,755 (1.81%)
	Abstained:	14,697

Steve Curtis	For:	3,663,157 (99.07%)
	Against:	34,533 (0.93%)
	Abstained:	13,017

Mark Learmonth	For:	3,659,287 (99.00%)
	Against:	36,783 (1.00%)
	Abstained:	14,637

John Kelly	For:	3,654,924 (98.82%)
	Against:	43,666 (1.18%)
	Abstained:	12,117

Johan Holtzhausen	For:	3,624,979 (98.01%)
	Against:	73,553 (1.99%)
	Abstained:	12,175

John McGloin	For:	3,644,982 (98.55%)
	Against:	53,508 (1.45%)
	Abstained:	12,217

Nick Clarke	For:	3,666,219 (99.20%)
	Against:	29,591 (0.80%)
	Abstained:	14,897

2. The reappointment of BDO South Africa Inc as auditor of the Corporation for the ensuing year and authorizing the directors to set the auditor’s remuneration was approved unanimously by way of a show of hands.

3. The reappointments of Johan Holtzhausen, John Kelly and John McGloin as members of the Audit Committee were approved unanimously by way of a show of hands.

Dated May 6, 2020